                                      EXHIBIT 2

                                       FORM OF
                                LETTER TO STOCKHOLDERS


                        [CITY NATIONAL CORPORATION LETTERHEAD]


                                    March __, 1997




Dear City National Stockholder:

         The Board of Directors of City National Corporation has adopted a Stockholder Rights Plan intended to help assure that all stockholders would receive fair treatment in the event of any future change of control of the Company. A Summary of the Stockholder Rights Plan is enclosed for your information. NO ACTION ON YOUR PART IS REQUIRED AT THIS TIME. YOU WILL BE NOTIFIED IF THE RIGHTS ARE EVER TRIGGERED AND BECOME EXERCISABLE.

         The Rights Plan is designed to enable the Board of Directors to better act on behalf of stockholders in the event of an unsolicited attempt to acquire the Company. The Plan is designed to equip the Board with additional, appropriate tools for responding to any prospective bidder, it is not designed to encourage or discourage any offer for the Company. The Plan has not been adopted in response to any acquisition proposals.

         It is worth noting that over 2,000 public United States companies and almost half of the 100 largest United States bank holding companies have already adopted comparable shareholder rights plans.

         The Rights will expire (unless previously triggered) on March 13, 2007 and, in certain circumstances, are subject to amendment or to redemption at $.001 per Right by a majority of the directors of the Company. The adoption of the City National Rights Plan does not weaken the financial strength of the Company or interfere with its business plans. The issuance alone of the Rights has no dilutive effect and will not affect earnings per share or change the way in which you can presently trade the Company's shares.

         In adopting the Rights Plan, the Board has expressed its confidence in the future and its determination that, our stockholders be given every opportunity to participate fully in that future. As always, our primary obligation is to enhance stockholder values.

         We appreciate your continuing support. Thank you.

                                         Sincerely,


                                         /s/ RUSSEL L. GOLDSMITH
                                       --------------------------
                                       Russell L. Goldsmith
                                       Vice Chairman of the Board
                                       and Chief Executive Officer